[LETTERHEAD OF CLIFFORD CHANCE US LLP]

August 12, 2009

VIA EDGAR AND OVERNIGHT MAIL

Sonia G. Barros, Esq.

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed August 12, 2009

File No. 333-160533

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-160533) (the “Registration Statement”), filed by the Company on July 10, 2009, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to John J. Suydam of ACREFI Management, LLC, dated August 7, 2009.

For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your August 7, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of the marked version of Amendment No. 1.

We have provided each of you, Wilson Lee, Cicely Lamothe and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 10, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991).

We note that Guide 5 applies to registration statements for offerings of interests in a real estate limited partnership. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three and in some cases five years with

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respect to other programs that have been sponsored by the general partner of the partnership and its affiliates (which are referred to together in Guide 5 as “sponsors”). We also note that the SEC has previously advised us that it has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a real estate investment trust (a “REIT”) that does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering.

Item 8 of Guide 5 calls for performance tables that illustrate the prior performance of programs sponsored by the sponsor. Although not defined in Guide 5, the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), indicate that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981), for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In our recent discussions with the Staff, we have also been informed that the Staff defines a Guide 5 “program” to be an investment fund or other similar investment vehicle (i) that primarily invests in real estate or real estate related investments and (ii) whose investors are passive and do not participate in the management of the investment vehicle.

During the five year period for which Item 8 requires disclosure of prior performance tables, neither the Company’s manager, ACREFI Management, LLC (the “Manager”), nor its indirect parent, Apollo Global Management, LLC (“Apollo”), has sponsored any investment fund or other vehicle that meets the definition of a Guide 5 program. During this period, while several Apollo sponsored funds made investments in real estate assets, all of these funds primarily invested in non-real estate assets. As of August 7, 2009, the latest date for which such information is available, eight Apollo sponsored funds held investments in real estate assets and the percentage of assets on a fair market value basis constituting such real estate assets amounted to approximately one percent for two of these funds, two percent for one fund, three percent for two funds and nine percent, 24 percent and 42 percent for each of the three other funds. We note that the fund which, as of August 7, 2009, had 42 percent of its assets, on a fair market value basis, invested in real estate assets is focused on investing in European non-performing loans acquired from European financial institutions. On an aggregate basis across these eight funds, the fair market value of real estate assets as of August 7, 2009, amounted to approximately $1.5 billion. Because none of these funds primarily invests in real estate or real estate related investments, they are not “programs” within the meaning of Guide 5. Item 8 prior performance tables are therefore not required.

We further note to the Staff that we have not included a narrative summary regarding the sponsor’s experience in the last ten years with all other “programs” as required by Item 8A.1. of Guide 5 since neither the Manager nor Apollo has sponsored programs during such period that primarily invested in real estate.

2.	We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

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United States Securities and Exchange Commission

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company conducts its business primarily through wholly-owned or majority-owned subsidiaries. The Company’s principal subsidiary, ACREFI Operating, LLC (“ACREFI”), is being organized to qualify for the exemption provided by Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) generally provides that any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is not an investment company. The Staff, in recent no-action letters, has provided guidance on being “primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” (the “Relevant No-Action Letter Conditions”). ACREFI intends to operate in a manner to comply with Relevant No-Action Letter Conditions. Accordingly, ACREFI intends to operate so that (1) at least 55% of its assets will consist of qualifying assets which will include commercial real estate mortgage loans that satisfy the Relevant No-Action Letter Conditions and (2) at least 80% of its assets will consist of qualifying assets and other real estate-related assets, which will include primarily commercial mortgage-backed securities, commercial real estate debt and loans and other commercial real estate-related debt investments that do not satisfy the Relevant No-Action Letter Conditions. The Company may in the future organize other subsidiaries that will rely on Section 3(c)(5)(C), 3(c)(1) or 3(c)(7) for their 1940 Act exemptions.

The Company may in the future also organize one or more subsidiaries that seek to rely on the 1940 Act exemption provided to certain structured finance vehicles by Rule 3a-7. It is not expected that the Company’s interest in subsidiaries that rely on Rule 3a-7 will represent more than 20% of the value of the Company’s total assets on an unconsolidated basis.

The Company will be structured so that the combined value of its investments in ACREFI and any other wholly-owned or majority-owned subsidiary that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets on an unconsolidated basis. As a result, the Company expects that at all times the value of the “investment securities” held by it, including investments in subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

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United States Securities and Exchange Commission

In addition, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because the Company will not engage primarily in or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned or majority-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of its subsidiaries.

Clifford Chance US LLP intends to deliver a legal opinion to the underwriters for the Company’s offering at the closing of the offering confirming that the Company is not required to register as an investment company under the 1940 Act.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comment, we have included a copy of the Company’s logo as Exhibit 1 hereto. We respectfully advise the Staff that the Company does not anticipate including any other graphics, maps, photographs or other artwork in the prospectus.

4.	We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

In response to the Staff’s comment, we respectfully advise the Staff that we believe that the use of acronyms is consistent with Rule 421(b) of Regulation C. Rule 421 provides that disclosure should be presented in a clear, concise understandable manner. In that regard, in the first instance where an acronym appears, we have included the meaning of the acronym, such as SEC representing Securities and Exchange Commission, CMBS representing commercial mortgage-backed securities or REIT representing real estate investment trust. We believe that repeating these full names would unnecessarily lengthen sentences which could lead to confusion. Furthermore, these terms are commonly used and generally recognized by the investing public. Nevertheless, in response to the Staff’s comment, we have replaced the acronyms AUM with assets under management, AGRE with Apollo Global Real Estate Management, L.P., CBRE with CBRE Capital Markets of Texas, L.P. and HFF with Holliday Fenoglio Fowler, L.P. throughout the prospectus and TALF with Term Asst-Backed Securities Loan Facility and PPIP with Public-Private Investment Program throughout the prospectus summary.

5.	We note that your Manager and certain of its affiliates have agreed to purchase shares in you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

As disclosed in the prospectus, concurrently with the closing of the offering, the Company will sell shares of its common stock to certain persons (the “Private Placement Investors”), including Apollo and certain of its affiliates, in a separate private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. The Private Placement Investors consist exclusively

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of “accredited investors” (as defined in Rule 501 of Regulation D), members of the Company’s senior management team or affiliates of Apollo or the Manager. Each Private Placement Investor will have a substantive, pre-existing relationship with the Company. We hereby affirm that, and the Private Placement Investors will make representations in the subscription documents for the private placement acknowledging that, each of the Private Placement Investors (1) was not identified or contacted through the marketing of the public offering and (2) did not independently contact the Company as a result of the Registration Statement.

In SEC Release No. 33-8828, the Staff has taken the following position regarding the determination as to whether the filing of a registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for a concurrent unregistered offering:

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the

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marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

Because each of the Private Placement Investors, as a result of their substantive, pre-existing relationship with the Company, was or will be contacted directly by the Company regarding the private placement outside of the public offering effort and not by means of the Registration Statement, the concurrent private placement should not be integrated with the public offering. Clifford Chance US LLP is prepared to deliver a legal opinion to the underwriters for the Company’s offering at the closing of the offering to the effect that the concurrent private placement is exempt from registration under Section 4(2) of the Securities Act.

6.	Please clearly identify Apollo Global Management, LLC as your sponsor.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Business—Our Manager and Apollo” on page 2 to indicate that Apollo may be considered a promoter with respect to this offering.

7.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on page 2 and 4, without limitation, the following examples:

•

“We believe that in each of the next three years, approximately $400 billion of commercial real estate loans are expected to mature and that markets are likely to face a void of several hundred billion dollars over this period that must be filled by new mortgage lenders since the supply of debt from traditional lending sources is anticipated to be less than the volume necessary to refinance maturing real estate loans.”

In response to the Staff’s comment, we refer the Staff to Chart 4 on page 92 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

•

“The current illiquidity facing the market can be traced back to the beginning of this decade, which found CMBS volume increasing at a rapid pace from 2001 to 2007. During this period, capitalization rates on commercial real estate declined to historic lows and commercial real estate transaction volume peaked at close to $500 billion annually. Since the market downturn began, issuance of CMBS in the U.S. has dropped from $230 billion in 2007 to $12 billion in 2008. The resulting illiquidity has negatively affected both the terms and availability of financing for all real estate-related assets and has generally resulted in real-estate related assets trading at significantly lower prices and higher yields compared to prior periods.”

In response to the Staff’s comment, we refer the Staff to Chart 2 on page 90 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

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United States Securities and Exchange Commission

•

“[M]arkets are likely to face a void of several hundred billion dollars over this period that must be filled by new mortgage lenders [because] the supply of debt from traditional lending sources is anticipated to be less than the volume necessary to refinance maturing real estate loans as many banks, insurance companies, finance companies and fund managers either face insolvency or have determined to reduce or discontinue investment in debt or equity related to real estate.”

In response to the Staff’s comment, we refer the Staff to Chart 5 on page 92 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

In further response to the Staff’s comment, we respectfully advise the Staff that none of the foregoing charts set forth under the caption “Business—Market opportunities” were prepared specifically for the Company in connection with this offering.

In addition, we respectfully draw the Staff’s attention to the following quantitative and qualitative business and industry data, as well as the relevant support for such data:

(a) The overall commercial mortgage market grew from $1.6 trillion outstanding in 2000 to $3.5 trillion outstanding in 2009.

We refer the Staff to Exhibit 2 hereto which sets forth the support and source for the foregoing statement.

(b) A majority of banks have implemented tighter commercial real estate credit standards over the last seven fiscal quarters.

We refer the Staff to Chart 3 on page 91 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

(c) The current dislocation in the commercial real estate market has resulted in commercial mortgage spreads widening significantly.

We refer the Staff to Chart 6 on page 93 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

(d) As the broader economy remains in a recession, the U.S. commercial real estate markets are continuing to experience further degradation of operating fundamentals.

We refer the Staff to Chart 7 on page 94 under the caption “Business—Market opportunities” that sets forth the support and source for the foregoing statement.

8.	Please advise us how you complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

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United States Securities and Exchange Commission

In response to the Staff’s comment, we have included the financial statements required by Regulation S-X in Amendment No. 1.

Prospectus Cover Page

9.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

In response to the Staff’s comment, we confirm that the cover page does not and will not exceed one page in length. In further response to the Staff’s comment, we respectfully advise the Staff that the prospectus cover page is limited to the disclosure required by Item 501 and other information that is key to an investor’s decision and is consistent with the cover page of many prospectuses for recent initial public offerings for issuers with similar structures and investment strategies.

10.	Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 12.

In response to the Staff’s comment, the Company has added a summary risk factor under the caption “Summary risk factors” on page 13 and has revised the disclosure under the caption “Risk factors—Risks related to our common stock—We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future” on page 49 to include the requested disclosure regarding the possibility that the Company may pay distributions from offering proceeds, borrowings, or the sale of assets. However, the Company, respectfully advises the Staff that the Company does not expect to pay distributions that exceed earnings or cash flow from operations and therefore, a summary risk factor on the cover page of the prospectus is inappropriate and misleading to investors.

11.	Please add a summary risk factor to disclose that you have not identified any specific investments. Also, please add this disclosure to page 12.

In response to the Staff’s comment, we have revised the disclosure on the cover page and on page 12 under the caption “Prospectus summary—Summary risk factors” to add this risk factor.

Summary, page 1

12.	Please limit the disclosure in the summary to include concise descriptions of the more detailed disclosure found elsewhere in the prospectus, rather than repeating information in its entirety. We note, for example only, disclosure regarding your manager and Apollo, the governmental response and your business strengths and competitive advantages.

In response to the Staff’s comment, we have revised the disclosure to further summarize the information in the summary section of the prospectus. For example, we have further summarized the disclosure that appears in the summary on pages 2 and 3 and pages 6, 7, and 8 under the captions “Prospectus summary—Our Manager and Apollo,” and “Prospectus summary—Our business strengths and competitive advantages.” We believe, however, that the disclosure that appears in the summary

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United States Securities and Exchange Commission

on page 5 under the caption “Prospectus summary—Governmental response” is a concise description of the more detailed disclosure found elsewhere in the prospectus, and as such, have not revised that disclosure under this caption.

Our Company, page 1

13.	Please update the figures in this section and throughout the registration statement to reflect results as of the most recent fiscal quarter.

In response to the Staff’s comment, we have revised the disclosure on page 1 under the caption “Prospectus summary—Our company” and elsewhere throughout the prospectus to reflect the results as of June 30, 2009, where appropriate.

Our Manager and Apollo, page 2

14.	Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for contrarian, deleveraging, seniors performing, “pure-play,” correspondent relationships, value-driven approach, in-place cash flows, and weekly deal pipeline. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

In response to the Staff’s comment, we have revised the disclosure on pages 3, 4, 6, 9 and 106 of the prospectus to eliminate or explain industry jargon.

15.	Please provide us with support for the following statement: “Apollo is a leading global alternative asset manager with a track record as a successful, contrarian, value-oriented investor in private equity and credit-oriented capital markets, with significant experience investing in distressed assets . . . .”

In response to the Staff’s comment, we respectfully advise the Staff that we will provide the requested support supplementally.

Experienced Management Team, page 6

16.	We note your reference to the collective experience of 80 years of the dedicated AGRE team. Some members of the team may have only one or two years of experience, while others members of the team may have over 20 years of experience. Please provide information as to the experience of each member individually or remove this statement.

In response to the Staff’s comment, we have removed this statement.

Our Target Assets, page 10

17.	Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio. Please provide similar disclosure in your use of proceeds section.

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United States Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure on pages 10, 64 and 102 under the captions “Prospectus summary—Our target assets,” “Use of proceeds” and “Business—Our target assets” to include the requested disclosure.

18.	We note that you intend to target investment grade commercial mortgage-backed securities. Please revise to clarify if there is a current minimum rating you will limit your investments to in this noted asset class.

In response to the Staff’s comment, we have revised the disclosure on pages 9 and 100 under the captions “Prospectus summary—Our target assets—Commercial mortgage-backed securities” and “Business—Our target assets—Commercial mortgage-backed securities” to include the requested disclosure.

Our Financing Strategy, page 11

19.	Please explain what you consider to be a conservative range for total borrowings.

In response to the Staff’s comment, we have revised the disclosure on pages 11, 103 and 104 under the captions “Prospectus summary—Our financing strategy” and “Business—Our financing strategy” to indicate our initial expected range of total borrowings.

Our Structure, page 14

20.	Please increase the font size of the organizational chart on page 9. The chart, as currently provided, is barely legible.

In response to the Staff’s comment, we have increased the font size of the organizational chart on page 13 under the caption “Prospectus summary—Our structure.”

Management Agreement, page 14

21.	Please revise your disclosure to explain how you will calculate the “retained earnings” underlying the base management fee.

In response to the Staff’s comment, we have revised the disclosure on pages 15 and 122 under the captions “Prospectus summary—Our management agreement” and “Our Manager and the management agreement—Management agreement” to include the requested disclosure.

22.	Please disclose in the summary that you cannot terminate your management agreement in the first three years.

In response to the Staff’s comment, we respectfully refer the Staff to the disclosure set forth on page 14 under the caption “Prospectus summary—Our management agreement” which states that “following the initial term, the management agreement may be terminated annually…”

Conflicts of Interest. page 17

23.	Please revise this section to disclose the amount of time your Manager expects to allocate to this program.

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United States Securities and Exchange Commission

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 131 under the captions “Prospectus summary—Conflicts of interest” and “Our management—Conflicts of interest” to include the requested disclosure.

24.	We note your disclosure that no other Apollo sponsored investment vehicle currently focuses on your target asset classes as part of its “core investment strategy” and no other Apollo sponsored investment vehicle currently holds “significant investments” in your target assets. Please revise to disclose any other Apollo sponsored investment vehicle which has as part of its investment strategy a focus on your target assets classes or has some investments in your target assets.

In response to the Staff’s comment, we respectfully advise the Staff that less than 0.5% of Apollo’s assets under management, spread among several investment funds, are comprised of assets which may fall within the Company’s target assets. Accordingly, the Company believes that the current disclosure is fair and accurate.

25.	We note that your manager and Apollo have an investment allocation policy in place that is intended to enable you to share equitably with other clients of your manager and Apollo in all investment opportunities that may be suitable for you and such other clients. Please revise your disclosure to describe and quantify what you mean by share “equitably.”

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 131 under the captions “Prospectus summary—Conflicts of interest” and “Our management—Conflicts of interest” to include the requested disclosure.

26.	In addition, please identify all of the funds that have a right to co-invest with you.

In response to the Staff’s comment, we respectfully advise the Staff that there are currently no funds that have a right to co-invest with the Company in any particular transaction.

27.	Please explain what fees you are responsible for if you co-invest with another fund.

In response to the Staff’s comment, we have revised the disclosure on pages 18 and 132 under the captions “Prospectus summary—Conflicts of interest” and “Our management—Conflicts of interest” to include the requested disclosure.

Risk Factors, page 24

28.	Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

In response to the Staff’s comment, we have revised the risk factors where appropriate to eliminate extraneous information and unnecessary background. For example, we have modified, combined or removed the following risk factors: “Risk Factors—Risks related to our company—We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities,” “Risk Factors—Risks related to U.S. Government Programs—We cannot at the present time predict the unintended consequences and market distortions that may stem from

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far ranging governmental intervention in the economic and financial system,” “Risk Factors—Risks related to financing—Our access to private sources of financing may be limited and thus our ability to potentially enhance our returns may be adversely affected,” “Risk Factors—Risks related to financing—Lenders may require us to enter into restrictive covenants,” “Risk Factors—Risks related to financing—If one or more of our Manager’s executive officers are no longer employed by our Manager, financial institutions providing any financing arrangements we may have may not provide future financing to us, which could materially and adversely affect us,” “Risk Factors—Risks related to hedging—Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders,” “Risk Factors—Risks related to our investments—We have not yet identified any specific investments and you will not be able to evaluate any proposed investments before purchasing our common stock,” “Risk Factors—Risks related to our investments—Our initial investments are expected to provide a lower net return than our target assets,” “Risk Factors—Risks related to our investments—We may allocate the net proceeds from this offering and the concurrent private placements to investments with which you may not agree,” “Risk Factors—Risks related to our investments—Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses,” “Risk Factors—Risks related to our common stock—Common stock and preferred stock eligible for future sale may have adverse effects on our share price,” “Risk Factors—Risks related to our taxation as a REIT—Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and our failure to qualify as a REIT or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders,” “Risk Factors—Risks related to our taxation as a REIT—Complying with REIT requirements may cause us to forgo otherwise attractive opportunities,” and “Risk Factors—Risks related to our taxation as a REIT—The share ownership limits that apply to REITs, as prescribed by the Internal Revenue Code and by our charter, may inhibit market activity in shares of our common stock and restrict our business combination opportunities.”

29.	Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note your risk factor on page 31 regarding the applicability of the Sarbanes-Oxley Act of 2002. Alternatively, please revise such risk factors to demonstrate risks specific to you.

In response to the Staff’s comment, we have removed the noted risk factor from the prospectus.

30.	Please update this risk factor to disclose that there were no participants in the first round of CMBS TALF that recently occurred and that there may be a lack of assets that are eligible for the program.

In response to the Staff’s comment, we have revised the disclosure on pages 36 and 73 under the captions “Risk factors—Risks related to financing” and “Management’s discussion and analysis of financial condition and results of operations—Government response to market condition—The Term Asset-Backed Securities Loan Facility” to include the requested disclosure.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 13
United States Securities and Exchange Commission

Distribution Policy, page 67

31.	We note your disclosure on pages 59, which indicates that distributions may be paid in shares of your common stock at the election of your shareholders. Please add disclosure to describe the stock election process.

In response to the Staff’s comment, we have revised the disclosure on page 65 under the caption “Distribution policy” to include the requested disclosure.

32.	Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, we note your disclosure that you could be required to sell assets or borrow funds to make cash distributions. Please expand your disclosure to discuss any other possible sources of distribution payments, including offering proceeds, and the source of any distribution payments made before you have acquired your target assets.

In response to the Staff’s comment, we have revised the disclosure on page 65 under the caption “Distribution policy” to include the requested disclosure.

Use of Proceeds, page 64

33.	Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

In response to the Staff’s comment, we have revised the disclosure on page 64 under the caption “Use of proceeds” to include the requested disclosure.

Forward-Looking Statements, page 64

34.	Please delete the sentence that reads “You should not place undue reliance on these forward-looking statements.” This phrase could be read as a disclaimer of information in your filing.

In response to the Staff’s comment, we have modified the sentence. It now states that “Forward-looking statements are not predictions of future events.”

Government Response to Market Conditions, page 71

35.	We note your disclosure of the various government programs that have recently been implemented to restore stability in the financial markets. Please revise your disclosure to discuss the relevance of each program to your business or business plan. If the program is not material or relevant to your business, please consider removing the discussion.

In response to the Staff’s comment, we have revised the disclosure on pages 69, 70, 73 and 74 under the caption “Management’s discussion and analysis of financial condition and results of operations—Government response to market conditions” to remove or revise the description of the various government programs as requested.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 14
United States Securities and Exchange Commission

Business, page 91

Our Target Assets, page 104

36.	Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

In response to the Staff’s comment, we have revised the disclosure on page 107 and 108 under the caption “Business—Investment process” to describe the Company’s current buy and hold strategy and to indicate that the Company has no formal turnover policy.

Our Financing Strategy, page 108

37.	Please explain what you mean by the phrase “prudent amount of leverage.”

In response to the Staff’s comment, we have revised the disclosure on pages 102 and 103 under the caption “Business—Our financing strategy” to eliminate the reference to “prudent amounts of leverage” and to disclose the anticipated leverage the Company expects to deploy.

Our Manager and the Management Agreements, page 118

38.	Please provide disclosure regarding the experience of Mr. Black and Mr. Harris in accordance with Item 401(c) of Regulation S-K or tell us why you believe this disclosure is not required.

In response to the Staff’s comment, we respectfully advise the Staff that we do not believe the experience of Mr. Black or Mr. Harris is required by Item 401(c) of Regulation S-K as neither of these individuals will be an officer or director of the Company or the Manager, nor will either of them sit on the Manager’s investment committee. The Company believes that it would be misleading to give more prominence to these individuals other than describing them as two of the three managing partners of Apollo Global Management, LLC (the other being Marc Rowan, a vice president of the Manager and a member of the investment committee). We note that biographical information for Mr. Rowan is included in the prospectus.

39.	In the disclosure for Mr. Azrack, please define the acronym “RTC.”

In response to the Staff’s comment, we have revised the disclosure on page 115 under the caption “Our Manager and the management agreement—Biographical information—Joseph F. Azrack” to define the acronym “RTC.”

40.	Please revise your disclosure of the experience of your officers and other significant employees to provide the dates each individual’s employment began and ended with each entity where he was employed. To the extent each individual held a title during their tenure at an entity, please disclose the title held and the time period during which this title was held. For example only, we note that you do not provide the date Mr. Weiner commenced working for Barclays and when he became the Managing Director at Barclays.

In response to the Staff’s comment, we have revised the disclosure on pages 114, 115, 116, 117 and 128 under the captions “Our Manager and the management agreement—Biographical information” and “Our management—Our directors, director nominees and officers” to include the requested disclosure.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 15
United States Securities and Exchange Commission

Management Agreement, page 121

41.	We note your disclosure that your “Manager will not assume any responsibility other than to render the services called for [under the management agreement] and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations.” Please briefly describe the fiduciary obligations of your officers who are employees of your Manager.

In response to the Staff’s comment, we have revised the disclosure on page 120 under the caption “Our Manager and the management agreement—Management agreement” to include the requested disclosure.

42.	We note your disclosure that your Manager may have 45 days, under “certain circumstances,” before it may be terminated for a continuing material breach. Please disclose the circumstances that would allow the Manager an additional 15 days to cure a breach.

In response to the Staff’s comment, we have revised the disclosure on page 121 under the caption “Our Manager and the management agreement—Management agreement” to include the requested disclosure.

Our Management, page 130

Executive Compensation, page 131

43.	We note that your chief financial officer will be your only employee. If you have entered into an employment agreement with Mr. Vecchione, please file it in accordance with Item 601(b)(10).

In response to the Staff’s comment, we respectfully advise the Staff that the Company’s chief financial officer will be an employee of the Manager and not a Company employee. We have revised the disclosure to eliminate all references that our chief financial officer will be an employee of the Company.

44.	Please provide the disclosure required by Item 402 of Regulation S-K for your chief financial officer.

We do not believe that Item 402 of Regulation S-K is applicable. As was discussed above, the Company’s chief financial officer will be an employee of the Manager and not a Company employee. We have revised the disclosure to eliminate all references that our chief financial officer will be an employee of the Company, but have indicated that the Company will reimburse the Manager for the allocable share of the compensation of (1) our chief financial officer based on the percentage of his time spent managing the Company’s affairs and (2) other corporate finance, tax, accounting, internal audit and compliance personnel hired by our Manager who spend all or a portion of their time managing our affairs.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 16
United States Securities and Exchange Commission

2009 Equity Incentive Plan, page 134

45.	We note your disclosure that shares of restricted common stock will be issued only upon the satisfaction of certain performance hurdles. Please disclose that performance measures that must be achieved prior to stock being issued.

In response to the Staff’s comment, we note that we have revised the disclosure on page 133 under the caption “Our management—2009 equity incentive plan” to eliminate the references to the satisfaction of performance hurdles in connection with the issuance of the restricted common stock.

Shares Eligible for Future Sale, page 149

Lock-up Agreements, page 150

46.	We note your disclosure that the directors, executive officers, Apollo and certain of its affiliates and certain significant shareholders will be subject to a lock-up agreement for 180 days, with limited exceptions. Please disclose the limited exceptions that would permit these persons to sell their shares sooner.

In response to the Staff’s comment, the Company is continuing to negotiate the lock-up agreements and will include the requested information when available.

U.S. Federal Income Tax Considerations, page 157

47.	Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Clifford Chance US LLP rather than stating that you will receive the opinion.

In response to the Staff’s comment, we respectfully advise the Staff that Clifford Chance US LLP has not yet issued the legal opinion noted in this comment. Counsel will issue and file the opinion with the Commission prior to the effectiveness of the Registration Statement. Attached hereto as Exhibit 4 is a draft of this opinion.

Underwriting, page 185

48.	Please revise to provide more detailed disclosure regarding the services provided to you and your affiliates by the underwriters and their affiliates in the past.

In response to the Staff’s comment, we note that we have revised the disclosure on page 186 under the caption “Underwriting” to include the requested disclosure.

Appendix II, page 194

49.	Please remove this disclaimer. Disclaimers of information in the filing are inappropriate.

In response to the Staff’s comment, we note that we have revised the disclosure to remove Appendix II and the disclaimer from the prospectus.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 17
United States Securities and Exchange Commission

Exhibits

50.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

We respectfully advise the Staff that we will file all exhibits as promptly as practicable and attached hereto as Exhibits 3 and 4 are drafts of the tax and legal opinions.

51.	We note your reference to opinions of Latham and Watkins, LLP and Venable LLP on page 190. It appears that you have not included these opinions in your exhibit index. Please file these opinions in accordance with Item 601 of Regulation S-K or tell us why you believe you are not required to file these opinions.

We respectfully advise the Staff that Clifford Chance US LLP will be providing the opinions required by Items 5 and 8 of Item 601 of Regulation S-K, and as such, those are the only opinions that are required to be filed pursuant to Item 601 of Regulation S-K.

52.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

In response to the Staff’s comment, we respectfully advise the Staff that, with respect to the exhibits that the Company is filing “Forms of,” the Company intends to execute those agreements concurrently with the closing of this offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement.

53.	We note that you intend to enter into indemnification agreements with each of your directors and officers. Please file these agreements in accordance with Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise the Staff that we will file forms of these agreements to the extent agreed to prior to effectiveness of the Registration Statement.

Signatures

54.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your next amendment. If Mr. Vecchione also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-11.

In response to the Staff’s comment, we have indicated in the chief financial officer’s signature line that he is also the Company’s principal accounting officer.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 18
United States Securities and Exchange Commission

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein Jay L. Bernstein

cc:	Securities and Exchange Commission

Wilson Lee

Cicely Lamothe

Rochelle Plesset

ACREFI Management, LLC

John J. Suydam

Latham & Watkins LLP

Raymond Y. Lin

Dennis Lamont

Clifford Chance US LLP

Andrew S. Epstein

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 19
United States Securities and Exchange Commission

Exhibit 1

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 20
United States Securities and Exchange Commission

Exhibit 2

Page: 93 December 8, 2005

L.217 Total Mortgages

Billions of dollars; amounts outstanding end of period, not seasonally adjusted

	2000	2001	2002	2003	2004	2004	2004	2004	2005	2005	2005
					Q1	Q2	Q3	Q4	Q1	Q2	Q3
Description
All sectors total mortgages asset	6,760.5	7,421.0	8,242.9	9,234.8	9,490.0	9,776.7	10,142.1	10,463.2	10,715.0	11,093.9	11,498.9	1
All sectors home mortgages asset	5,075.2	5,571.3	6,244.2	7,026.2	7,235.0	7,465.8	7,768.3	8,013.7	8,209.6	8,502.0	8,821.1	2
All sectors multifamily residential mortgages asset	405.6	447.8	486.7	557.1	565.0	582.0	594.0	609.0	617.6	632.4	641.6	3
All sectors commercial mortgages asset	1,169.4	1,284.0	1,386.6	1,517.9	1,554.7	1,590.5	1,639.3	1,698.8	1,744.8	1,813.3	1,887.9	4
All sectors (farm business liability) farm mortgages asset	110.2	117.8	125.5	133.6	135.3	138.3	140.5	141.7	143.0	146.2	148.3	5

All sectors total mortgages asset	6,760.5	7,421.0	8,242.9	9,234.8	9,490.0	9,776.7	10,142.1	10,463.2	10,715.0	11,093.9	11,498.9	6
Households and nonprofit organizations total mortgages liability	4,890.8	5,360.7	5,999.6	6,728.7	6,925.0	7,140.0	7,422.6	7,648.4	7,825.6	8,088.6	8,382.3	7
Nonfinancial business total mortgages liability	1,786.3	1,974.7	2,149.6	2,404.1	2,456.3	2,524.0	2,601.7	2,687.1	2,755.4	2,866.4	2,972.8	8
Nonfarm nonfinancial corporate business total mortgages liability	368.5	428.0	474.3	559.9	578.2	605.6	642.1	688.0	711.3	764.5	816.0	9
Nonfarm noncorporate business total mortgages liability	1,307.6	1,428.8	1,549.8	1,710.6	1,742.8	1,780.1	1,819.0	1,857.4	1,901.1	1,955.7	2,008.5	10
All sectors (farm business liability) farm mortgages asset	110.2	117.8	125.5	133.6	135.3	138.3	140.5	141.7	143.0	146.2	148.3	11
Federal government multifamily residential mortgages liability	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12
Real estate investment trusts total mortgages liability	83.4	85.6	93.8	102.1	108.7	112.7	117.8	127.7	134.0	138.8	143.8	13

All sectors total mortgages asset	6,760.5	7,421.0	8,242.9	9,234.8	9,490.0	9,776.7	10,142.1	10,463.2	10,715.0	11,093.9	11,498.9	14
Households and nonprofit organizations total mortgages asset	117.3	125.4	136.2	147.9	150.9	154.2	157.4	160.4	163.6	167.2	170.7	15
Nonfarm nonfinancial corporate business total mortgages asset	43.5	46.6	49.6	52.1	52.7	53.4	54.0	54.6	55.3	55.9	56.5	16
Nonfarm noncorporate business total mortgages asset	22.4	25.0	24.5	25.9	25.9	26.0	26.0	25.8	25.6	25.2	24.7	17
State and local governments, excluding employee retirement funds total mortgages asset	131.3	130.3	124.9	132.6	134.7	134.9	136.7	139.5	141.2	140.6	142.8	18
Federal government total mortgages asset	76.9	75.8	76.3	73.8	75.8	74.3	74.5	75.4	75.7	75.8	76.8	19
Commercial banking total mortgages asset	1,660.1	1,789.8	2,058.3	2,255.8	2,329.3	2,436.0	2,517.4	2,595.3	2,689.4	2,790.5	2,895.4	20
Savings institutions total mortgages asset	723.0	758.0	781.0	870.2	926.1	965.2	1,007.9	1,057.0	1,068.0	1,112.9	1,140.8	21
Credit unions home mortgages asset	124.9	141.3	159.4	182.6	186.0	196.5	206.7	213.2	217.6	228.8	238.1	22
Other (that is, property-casualty) insurance companies commercial mortgages asset	1.6	1.9	2.0	2.1	2.1	2.2	2.4	2.4	2.5	2.5	2.6	23
Life insurance companies mortgages asset	235.9	243.0	250.0	260.9	262.2	264.1	267.9	273.3	274.7	277.8	280.5	24
Private pension funds total mortgages asset	10.3	10.4	10.4	10.3	10.2	10.2	10.2	10.0	10.0	9.9	9.9	25
State and local government employee retirement funds total mortgages asset	22.1	21.0	21.1	20.4	19.1	17.8	19.5	19.5	19.5	19.5	20.1	26
Government-sponsored enterprises total mortgages asset	264.3	297.5	357.3	463.3	467.4	469.2	474.0	478.4	479.0	477.1	473.3	27
Agency-and GSE-backed mortgage pools total mortgages (total financial assets and net increase in pool securities) asset	2,493.2	2,831.8	3,158.6	3,489.1	3,510.2	3,523.5	3,543.6	3,542.2	3,547.1	3,568.1	3,617.2	28
Issuers of asset-backed securities total mortgages asset	610.7	711.9	796.9	967.1	1,042.5	1,135.0	1,299.6	1,422.1	1,540.9	1,716.9	1,902.4	29
Finance companies total mortgages asset	172.3	161.3	174.5	198.9	206.2	213.9	224.5	242.9	246.7	251.7	258.8	30
Mortgage companies total mortgages (total financial assets) asset	32.1	32.1	32.1	32.1	32.1	32.1	32.1	32.1	32.1	32.1	32.1	31
Real estate investment trusts total mortgages asset	18.7	18.0	29.8	49.6	56.5	68.3	87.9	118.8	126.4	141.2	156.2	32

All sectors multifamily residential mortgages asset	405.6	447.8	486.7	557.1	565.0	582.0	594.0	609.0	617.6	632.4	641.6
All sectors commercial mortgages asset	1,169.4	1,284.0	1,386.6	1,517.9	1,554.7	1,590.5	1,639.3	1,698.8	1,744.8	1,813.3	1,887.9
Commercial/Multifamily Mortgage	1,575.0	1,731.8	1,873.3	2,075.0	2,119.7	2,172.5	2,233.3	2,307.8	2,362.4	2,445.7	2,529.5

Source: Flow of Funds Accounts, Federal Reserve Board of Governors.

Sonia G. Barros	August 12, 2009
Stacie Gorman	Page 21
United States Securities and Exchange Commission

Page: 93 June 11, 2009

L.217 Total Mortgages

Billions of dollars; amounts outstanding end of period, not seasonally adjusted

	2002	2003	2004	2005	2006	2007	2008	2008	2008	2008	2009
							Q1	Q2	Q3	Q4	Q1
Description
All sectors total mortgages asset	8,399.6	9,399.8	10,666.7	12,104.2	13,494.6	14,564.5	14,684.1	14,722.4	14,700.1	14,628.6	14,616.9	1
All sectors home mortgages asset	6,437.5	7,232.1	8,271.9	9,384.3	10,444.6	11,137.2	11,199.4	11,185.3	11,133.3	11,036.6	11,024.3	2
All sectors multifamily residential mortgages asset	485.0	564.7	617.9	688.6	743.9	842.7	860.6	876.6	895.7	903.3	908.3	3
All sectors commercial mortgages asset	1,381.8	1,508.8	1,680.1	1,929.8	2,204.6	2,476.8	2,515.5	2,551.0	2,560.8	2,577.6	2,572.5	4
All sectors (farm business liability) farm mortgages asset (USDA)	95.4	94.1	96.9	101.5	101.5	107.8	108.6	109.4	110.3	111.1	111.8	5

All sectors total mortgages asset	8,399.6	9,399.8	10,666.7	12,104.2	13,494.6	14,564.5	14,684.1	14,722.4	14,700.1	14,628.6	14,616.9	6
Households and nonprofit organizations total mortgages liability	6,210.2	7,048.1	8,018.2	9,063.6	10,068.2	10,750.3	10,817.6	10,820.9	10,786.7	10,713.4	10,715.3	7
Nonfinancial business total mortgages liability	2,092.5	2,245.8	2,517.1	2,895.1	3,274.4	3,657.5	3,704.6	3,740.3	3,750.8	3,751.7	3,737.6	8
Nonfarm nonfinancial corporate business total mortgages liability	447.3	526.3	578.2	778.1	867.8	983.1	995.6	1,009.2	1,007.7	1,016.5	1,008.6	9
Nonfarm noncorporate business total mortgages liability	1,549.8	1,625.3	1,842.1	2,015.5	2,305.1	2,566.6	2,600.4	2,621.6	2,632.8	2,624.2	2,617.2	10
All sectors (farm business liability) farm mortgages asset (USDA)	95.4	94.1	96.9	101.5	101.5	107.8	108.6	109.4	110.3	111.1	111.8	11
Federal government multifamily residential mortgages liability	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12
Real estate investment trusts total mortgages liability	97.0	105.9	131.4	145.5	152.1	156.7	161.8	161.2	162.7	163.5	164.0	13

All sectors total mortgages asset	8,399.6	9,399.8	10,666.7	12,104.2	13,494.6	14,564.5	14,684.1	14,722.4	14,700.1	14,628.6	14,616.9	14
Households and nonprofit organizations total mortgages asset	116.0	121.3	129.6	135.7	116.9	103.0	101.4	108.1	105.9	104.1	103.0	15
Nonfarm nonfinancial corporate business total mortgages asset	49.6	51.8	66.6	68.3	59.8	40.9	36.2	31.5	26.8	22.1	17.4	16
Nonfarm noncorporate business total mortgages asset	26.2	26.3	30.8	36.2	34.6	40.5	41.5	42.0	42.6	42.6	42.0	17
State and local governments, excluding employee retirement funds total mortgages asset	124.4	132.9	141.2	151.9	166.4	176.9	176.3	174.8	175.4	172.6	172.7	18
Federal government total mortgages asset	76.3	73.8	75.4	77.8	81.5	83.4	83.9	85.4	84.6	87.3	88.7	19
Commercial banking total mortgages asset	2,058.3	2,255.8	2,595.6	2,958.0	3,403.1	3,645.7	3,686.0	3,662.2	3,854.9	3,843.0	3,855.1	20
Savings institutions total mortgages asset	781.0	870.6	1,057.4	1,152.7	1,074.0	1,095.3	1,111.8	1,115.6	883.6	860.2	849.8	21
Credit unions home mortgages asset	159.4	182.6	213.2	245.6	276.6	308.4	316.2	329.6	338.9	345.5	346.1	22
Property-casualty insurance companies commercial mortgages asset	2.0	2.1	2.4	2.7	3.5	4.8	4.9	5.0	4.7	5.0	5.0	23
Life insurance companies mortgages asset	250.0	260.9	273.3	285.5	303.8	326.2	330.9	336.4	340.9	342.4	339.7	24
Private pension funds total mortgages asset	10.3	10.2	10.0	9.8	9.5	10.2	10.4	10.7	10.9	11.1	11.3	25
State and local government employee retirement funds total mortgages asset	21.1	20.4	15.1	16.4	14.5	12.7	12.7	12.6	12.4	12.4	12.3	26
Government-sponsored enterprises total mortgages asset	357.3	621.5	629.0	588.8	607.2	643.1	658.2	671.2	668.6	702.1	721.9	27
Agency-and GSE-backed mortgage pools total mortgages (total financial assets and net increase in pool securities) asset	3,158.6	3,326.7	3,374.6	3,541.9	3,837.3	4,463.5	4,601.4	4,759.5	4,891.9	4,960.8	5,041.8	28
Issuers of asset-backed securities total mortgages asset	850.7	1,024.0	1,458.3	2,145.4	2,775.9	2,956.8	2,878.4	2,783.0	2,691.5	2,591.7	2,501.5	29
Finance companies total mortgages asset	330.5	370.2	476.0	541.4	594.4	531.9	525.8	491.6	468.6	447.9	440.2	30
Real estate investment trusts total mortgages asset	28.0	48.7	118.1	146.1	135.8	121.3	108.3	103.1	98.0	77.9	68.5	31

All sectors multifamily residential mortgages asset	485.0	564.7	617.9	688.6	743.9	842.7	860.6	876.6	895.7	903.3	908.3
All sectors commercial mortgages asset	1,381.8	1,508.8	1,680.1	1,929.8	2,204.6	2,476.8	2,515.5	2,551.0	2,560.8	2,577.6	2,572.5
Commercial/Multifamily Mortgage	1,866.8	2,073.5	2,298.0	2,618.4	2,948.5	3,319.5	3,376.1	3,427.6	3,456.5	3,480.9	3,480.8

Source: Flow of Funds Accounts, Federal Reserve Board of Governors.

Exhibit 3

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

            , 2009

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor,

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc. (the “Company”) in connection with the offer and sale by the Company of shares of its common stock, par value $0.01 per share (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-160533) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement, such shares of Common Stock will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Exhibit 4

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

            , 2009

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

Re:	REIT Qualification of Apollo Commercial Real Estate Finance, Inc.

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), in connection with the registration by the Company of up to [            ]shares of its common stock, $0.01 par value (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 as of the date hereof filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

In rendering the opinions expressed herein, we have examined and, with your permission, relied on the following items:

1. the Articles of Amendment and Restatement of the Company;

2. the bylaws of the Company;

3. a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company and ACREFI Management, LLC, a Delaware limited liability company (the “Manager”);

4. the Registration Statement; and

5. such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (vi) the Company at all times will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement or the Certificate of Representations.

For purposes of rendering the opinions stated below, we have assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company and the Manager, and that each representation contained in such Certificate of Representations to the best of the Company’s or the Manager’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and proposed method of operation of the Company.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

1. Commencing with its taxable year ending December 31, 2009, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation as described in the Registration Statement and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and,

2. The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,